UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [_] FORM 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-Q
[_] Form N-SAR

For Period Ended March 31, 2008

 [_]  Transition Report on Form 10-K
[_]  Transition Report on Form 20-F
 [_]  Transition Report on Form 11-K
 [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR
For the Transition Period Ended:  _________________________________

READ ATTACHED INSTRUCTIONS BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

Nothing in the form shall be construed to imply that the
Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I  -  REGISTRANT INFORMATION:

Who’s Your Daddy, Inc.
Full Name of Registrant

Address of principal executive offices:

5840 El Camino Real, Suite 108
Carlsbad, CA 92008

PART II  - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

[X]           (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]           (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]           (c)  The accountant's statement or other exhibit required by Rule 12b-25(b) has been attached if applicable.

PART III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

The Company requires additional time to complete its financial statements given that its Annual Report on Form 10-KSB was filed on May 12, 2008.

PART IV  - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Edon Moyal	(760)	438-5470
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Actof 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?

[X] Yes                   [   ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

             [ X ] Yes         [   ] No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

On November 14, 2007, the Company concluded its accounting for the following items required changes to conform to applicable accounting guidelines and such changes required the restatement of its financial statements for the three months ended March 31, 2007.

•	Convertible notes issued on April 27, 2005 and issued on October 11, 2005 ("Convertible Notes");
•	Amendment of the conversion price on its convertible notes on December 5, 2006;
•	Registration rights penalties associated with the Convertible Notes;
•	Accretion of non-cash debt discount;
•	Changes in fair value of derivatives at each reporting date; and
•	Issuance of common stock and stock options to employees and consultants.

For the Convertible Notes issued on April 25, 2005, the Company was required to record the fair value of the embedded conversion feature (“ECF”) and warrants issued in connection with the Convertible Notes of $1,250,000 in accordance with Statement of Financial Accounting Standards No. 133 as discussed further described in the Company’s Form 10-KSB for the year ended December 31, 2007.  This comprised of (i) $5,542,739 for the fair value of the warrant and (ii) $5,355,437 for the fair value of the ECF. During the three months ended March 31, 2007, the Company was required to record its derivatives at fair value; however, management did not account for such items correctly. Included in the accompanying restated financial statements for the as of and for the three months ended March 31, 2007, the Company has recorded the change in the fair value of the ECF and warrants.

During the year ended December 31, 2006, the Company issued stock options and warrants issued to employees and consultants which were not valued correctly and expensed in accordance with SFAS No. 123R and Emerging Issues Task Force (“EITF”) No. 96-18.

The impact of the items above required amendments to the Company’s financial statements as of and for the three months ended March 31, 2007. The following table reflects the effect of the restatement on each of the financial statement line items as of and for the three months ended March 31, 2007.

	As Filed	Adjustment	As Restated
Balance Sheet Data:
Accounts payable	$597,418	$198,354	$795,772
Derivative Liabilities	-	4,508,054	4,508,054
Long term debt, net	2,080,143	(640,239)	1,439,904
Preferred stock	2,000	(1,667)	333
Common stock	23,060	(19,217)	3,843
Additional paid in capital	6,536,315	6,404,190	12,940,505
Accumlated deficit	(12,217,886)	(10,448,865)	(22,666,751)
Total shareholder's deficit	(5,656,511)	(4,065,559)	(9,722,070)

Operations Data:
Interest expense	33,568	72,896	106,464
Gain in value of derivative liabilities	-	(2,946,261)	(2,946,261)
Net income/(loss)	$(926,008)	$2,873,365	$1,817,431

Who’s Your Daddy, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2008	By /s/ Edon Moyal
Edon Moyal, Chief Executive Officer and Chairman